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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2)1

                            SPURLOCK INDUSTRIES, INC.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                   852190-10-7
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                                 (CUSIP Number)

                      HAROLD N. SPURLOCK, SR. 125 BANK ST.,
                     WAVERLY, VIRGINIA 23890; (804) 834-8980
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 MARCH 12, 1999
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 7 Pages)




         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

---------------------------                          ---------------------------
   CUSIP No. 852190-10-7          SCHEDULE 13D            Page 2 of 7 Pages
---------------------------                          ---------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Spurlock Family Limited Partnership
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |_|
          Not Applicable
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Virginia
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   3,114,800
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  3,114,800
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,114,800
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
          Not Applicable
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          45.9%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                          ---------------------------
   CUSIP No. 852190-10-7          SCHEDULE 13D            Page 3 of 7 Pages
---------------------------                          ---------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Spurlock Family Corporation
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |_|
          Not Applicable
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Virginia
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   -0-
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  3,114,800
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  -0-
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  3,114,800
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,114,800
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
          Not Applicable
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          45.9%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
                       Spurlock Family Limited Partnership
                                  Amendment #2


Item 1:           Security and Issuer.

                  No Change

Item 2:           Identity and Background.

                  No Change

Item 3:           Source and Amount of Funds or Other Consideration.

                  [Add the following:] Schedule 13D filed March 2, 1999 by the Spurlock Family Limited Partnership is amended to show that the Partnership has 3,114,800 shares of shared voting and dispositive power over the common stock of the Issuer.

                  Harold N. Spurlock, Sr.     No Change

                  Irvine R. Spurlock.         No Change

                  H. Norman Spurlock, Jr.     No Change

                  Phillip S. Sumpter and Katherine G. Sumpter - No Change


Item 4:           Purpose of Transaction.

                  (a) [Item 4(a) is amended by adding the following:]The Spurlock Family Limited Partnership pursuant to a Settlement Agreement made in December 1998, transferred 225,000 shares of the common stock of the Issuer to Lee Rasmussen on March 12, 1999. The following individuals have "put" rights to require the Partnership to purchase certain shares at a set price as provided for in the Settlement Agreement:
                           Lee Rasmussen, Beverly Dittemore, Jeffrey T. Coats, Ernest Reeves, Christine Olsen, Sheila Rasmussen, Vernon Rasmussen and Douglas Richmond (hereinafter the "Rasmussen Group"). This transaction settles a lawsuit filed by the Rasmussen Group disputing the actions taken by Harold N. Spurlock, Sr., Irvine R. Spurlock and H. Norman Spurlock, Jr. as officers and directors of the Issuer. A copy of the Settlement Agreement was attached as Exhibit C to Schedule 13D filed on March 2, 1999.

                  (b)      No Change.

                  Except as noted above and in the previous Schedule 13D filings, there are no plans or proposals which the Partnership may have which relate to or would result in:

                  (a)      the disposition of securities of the Issuer;



                               Page 4 of 7 Pages

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Issuer, including any plans or proposals that change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the Issuer;

                  (f) any other material change in the Issuer's business or corporate structure;

                  (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (j)      any action similar to any of those enumerated above.


Item 5:           Interest in Securities of the Issuer.

                  Spurlock Family Limited Partnership. The aggregate number of shares of common stock of the Issuer beneficially owned by the Spurlock Family Limited Partnership is 3,114,800 or 45.9% of the issued and outstanding shares of common stock of the Issuer.

                  Spurlock Family Corporation. The aggregate number of shares of common stock of the Issuer beneficially owned by the Spurlock Family Corporation is 3,114,800 or 45.9% of the issued and outstanding shares of common stock of the Issuer.

                  Harold N. Spurlock. (a) The aggregate number of shares of common stock beneficially owned by Harold N. Spurlock, Sr. is 3,420,800 or 50.3% of the issued and outstanding shares of common stock of the Issuer. (b) Mr. Harold N. Spurlock, Sr. has the sole power to vote and to dispose of 306,000 shares of the common stock of the Issuer pursuant to the Declaration of Trust of Harold N. Spurlock, Sr. dated




                               Page 5 of 7 Pages

                  December 17, 1998, except that unanimous consent of the trustees is required to dispose of the trust property until the Expiration Date (as defined in the Voting Agreement). The Voting Agreement is attached as Exhibit E to the 1st amended 13D filed on March 2, 1999 by the Partnership. Mr. Harold N. Spurlock, Sr. has the shared power to vote and dispose of 3,420,800 shares of the common stock of the Issuer.

                  Irvine R. Spurlock. (a) The aggregate number of shares of common Stock of the Issuer beneficially owned by the Irvine R. Spurlock is 3,184,800 or 46.9% of the issued and outstanding shares of common stock of the Issuer. (b) Mr. Irvine R. Spurlock possesses the sole power to vote and dispose of 20,000 shares of the common stock of the Issuer pursuant to the Declaration of Trust of Irvine R. Spurlock dated December 17, 1998, except that unanimous consent of the trustees is required to dispose of the trust property until the Expiration Date (as defined in the Voting Agreement). In addition, Mr. Irvine R. Spurlock possess the sole power to vote and dispose of 50,000 shares of common stock of the Issuer upon the exercise of stock options. Mr. Irvine R. Spurlock has the shared power to vote and dispose of 3,134,800.

                  H. Norman Spurlock, Jr.       No Change

                  Harold N. Spurlock, Sr., David Shane Smith, and Lawrence Dieker as Trustees U/A with Harold N. Spurlock Sr., dated December 17, 1998 a/k/a Declaration of Living Trust of Harold
                  N. Spurlock, Sr. No Change

                  Irvine R. Spurlock, David Shane Smith, and Lawrence Dieker as Trustees U/A with Irvine R. Spurlock dated December 17, 1998 a/k/a Declaration of Living Trust of Irvine R. Spurlock. No Change

                  Phillip S. Sumpter and Katherine G. Sumpter.     No Change

         See those  transactions  listed in Items 3 & 4 and in previously  filed
Schedule 13Ds.


Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  See Items 3 & 4 above and in previously filed Schedule 13Ds.


Item 7:           Material to be Filed as Exhibits.

                  Exhibit C (ATTACHED TO SCHEDULE 13D FILED MARCH 2, 1999) - Settlement Agreement made in December, 1998 between Lee Rasmussen, et al. and Harold D. Spurlock, Sr., Irvine R. Spurlock, H. Norman Spurlock, Jr. and the Spurlock Family Limited Partnership.

                  Exhibit E (ATTACHED TO SCHEDULE 13D FILED MARCH 2, 1999) -Voting Agreement dated December 18, 1998 by and between Borden Chemical, Inc., SII Acquisition Company; Phillip S. Sumpter, Katherine G. Sumpter, Irvine R. Spurlock, Harold N. Spurlock, Sr., Spurlock Family Corporation, Spurlock Family Limited Partnership, the Harold N. Spurlock Declaration of Living Trust Dated December 17, 1998 and the Irvine R. Spurlock Declaration of Living Trust Dated December 17, 1998.




                               Page 6 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.


                                        SPURLOCK FAMILY LIMITED PARTNERSHIP

                                        By: Spurlock Family Corporation,
                                            General Partner


Date:    March 16, 1999                 /s/ Harold N. Spurlock, Sr.
                                        ----------------------------------------
                                        Name: Harold N. Spurlock, Sr.
                                        Title: President


                                        Spurlock Family Corporation


Date:    March 16, 1999                 /s/ Harold N. Spurlock, Sr.
                                        ----------------------------------------
                                        Name: Harold N. Spurlock, Sr.
                                        Title: President




Attention:    Intentional  misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).